                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

           Under the Securities Exchange Act of 1934 (Amendment No. 4)

                               Four Media Company
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, par value $0.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    350872107
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                 Stephen Distler
                         E.M. Warburg, Pincus & Co., LLC
                              466 Lexington Avenue
                            New York, New York 10017
                                 (212) 878-0600
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                              Jeffrey R. Poss, Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                               New York, NY 10019
                                 (212) 728-8000

                                 April 10, 2000
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following: [ ]

                                 SCHEDULE 13D/A

-------------------                                            -----------------
CUSIP No. 350872107                                            Page 2 of 9 Pages
-------------------                                            -----------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Warburg, Pincus Equity Partners, L.P.               I.D. #13-3986317
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]

                                                                         (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            N/A
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
  NUMBER OF SHARES       8      SHARED VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING              0
    PERSON WITH
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            0
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.00%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D/A

-------------------                                            -----------------
CUSIP No. 350872107                                            Page 3 of 9 Pages
-------------------                                            -----------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Warburg, Pincus & Co.                               I.D. #13-6358475
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]

                                                                         (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            N/A
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            New York
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
  NUMBER OF SHARES       8      SHARED VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING              0
    PERSON WITH
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            0
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.00%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D/A

-------------------                                            -----------------
CUSIP No. 350872107                                            Page 4 of 9 Pages
-------------------                                            -----------------

----------- --------------------------------------------------------------------
    1      NAME OF REPORT PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           E.M. Warburg, Pincus & Co., LLC                      I.D. #13-3536050
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]

                                                                         (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           N/A
---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                                             [ ]

---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           New York
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
  NUMBER OF SHARES       8      SHARED VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING              0
    PERSON WITH
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
---------- ---------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

           0
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           [ ]

---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0.00%
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           OO
---------- ---------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Explanatory Note

     The purpose of this Amendment No. 4 to the previously filed Schedule 13D ("Schedule 13D/A") is to report the sale by the Reporting Entities of all Shares (as defined below) beneficially owned by each of them. This Amendment is being filed on behalf of Warburg, Pincus Equity Partners, L.P., a Delaware limited partnership ("WPEP"), Warburg, Pincus & Co., a New York general partnership ("WP"), and E.M. Warburg, Pincus & Co., LLC, a New York limited liability company ("EMW" and, together with WPEP and WP, the "Reporting Entities"), relating to the common stock, par value $0.01 per share, of Four Media Company, a Delaware corporation (the "Company"). In addition, Warburg, Pincus Netherlands Equity Partners I, C.V. ("WPNEPI"), Warburg, Pincus Netherlands Equity Partners II, C.V. ("WNEPII") and Warburg, Pincus Netherlands Equity Partners III, C.V. ("WNEPIII") are included as Reporting Entities in this Amendment No. 4. Unless the context otherwise requires, references herein to the "Common Stock" are to the Common Stock of Four Media Company, par value $0.01 per share.

     As further detailed herein, the information reported on this Schedule 13D/A pertains to the sale of the Company (the "Transaction"). On December 6, 1999, the Company, AT&T Corp., D-Group Merger Corp. ("Merger Sub") and Liberty Media Corporation ("Liberty") entered into a definitive Agreement and Plan of Merger (the "Merger Agreement") pursuant to which, inter alia, Liberty agreed to acquire all of the outstanding shares of Common Stock of the Company. Pursuant to a Voting Agreement, dated as of December 6, 1999, the Reporting Entities agreed, inter alia, to vote in

                                     5 of 9
favor of the Transaction. The merger was deemed effective as of April 10, 2000 (the "Effective Time") and the Transaction closed on April 10, 2000.

     The original Schedule 13D with respect to the Transaction was filed on January 26, 1999, following the Reporting Entities' initial investment in the Company and was amended to reflect the closing of such initial investment as of April 8, 1999, the execution of a non-binding letter of intent relating to the Transaction as of October 29, 1999, and the execution of the Merger Agreement and Voting Agreement in December 1999.

Item 1. Security and Issuer.

     No change.

Item 2. Identity and Background.

     (a) This statement is filed by WPEP, WP and EMW. The sole general partner of WPEP is WP. EMW manages WPEP. Lionel I. Pincus is the managing partner of WP and the managing member of EMW and may be deemed to control both WP and EMW. The general partners of WP and the members of EMW are described in Schedule I hereto.

     (b) The address of the principal business and principal office of each of the Reporting Entities is 466 Lexington Avenue, New York, New York 10017.

     (c) The principal business of WPEP is that of a partnership engaged in making venture capital and related investments. The principal business of WP is acting as general partner of WPEP, Warburg, Pincus Ventures International, L.P., Warburg, Pincus Ventures, L.P., Warburg Pincus Investors, L.P., and Warburg, Pincus Capital Company, L.P. The principal business of EMW is acting as


                                     6 of 9
manager of WPEP, Warburg, Pincus Ventures International, L.P., Warburg, Pincus Ventures, L.P., Warburg, Pincus Investors, L.P., and Warburg, Pincus Capital Company, L.P.

     (d) None of the Reporting Entities, nor, to the best of their knowledge, any of the directors, executive officers, general partners or members referred to in paragraph (a) has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Entities nor, to the best of their knowledge, any of the directors, executive officers, general partners or members referred to in paragraph (a) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Except as otherwise indicated on Schedule I hereto, each of the individuals referred to in paragraph (a) above is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

     Not applicable.

Item 4. Purpose of Transaction.

     On December 6, 1999, the Company entered into the Merger Agreement pursuant to which Liberty agreed to acquire the Company by means of a merger of Merger Sub, a wholly owned subsidiary of


                                     7 of 9

Liberty, with and into the Company (the "Merger"), with the Company surviving the Merger. At the Effective Time, each share of Common Stock was converted into and represented the right to receive, and was exchanged for, (i) 0.16129 shares of Class A Liberty Group Stock of AT&T Corp., Liberty's parent company, and (ii) $6.25 in cash.

     The foregoing descriptions of the Merger Agreement and the transactions contemplated therein do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement.

     The Reporting Entities have no plan or proposal which relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to
Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)-(b) As of the date hereof, the Reporting Entities do not beneficially own any Shares.

(c) Except as described in Item 4 and elsewhere herein, there have been no transactions by the Reporting Entities for the 60-day period preceding the date hereof.

(d) Not applicable.

(e) On April 10, 2000, each of the Reporting Entities ceased to be the beneficial owner of more than five percent of the Shares.


                                     8 of 9

Item 6. Contracts, Arrangements, Understandings or
        Relationships With Respect to Securities of the Issuer.

     Except for the Merger Agreement described above in Item 4 (Purpose of Transaction), and as disclosed in prior amendments to the previously filed
Schedule 13D, the Reporting Entities do not have any contracts, arrangements, understandings or relationships among them or between them and any person which are required to be reported pursuant to Item 6 of the instructions to Schedule 13D.

Item 7. Material to be Filed as Exhibits.

     Joint Filing Agreement, dated January 25, 1999, by and among the Reporting Entities.


                                     9 of 9

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 13, 2000                   WARBURG, PINCUS EQUITY
                                          PARTNERS, L.P.

                                        By: Warburg, Pincus & Co.,
                                            General Partner

                                        By: /s/ Reuben S. Leibowitz
                                            ------------------------------
                                            Partner


Dated: April 13, 2000                   WARBURG, PINCUS & CO.

                                        By: /s/ Reuben S. Leibowitz
                                            ------------------------------
                                            Partner


Dated: April 13, 2000                   E.M. WARBURG, PINCUS & CO., LLC

                                        By: /s/ Reuben S. Leibowitz
                                            ------------------------------
                                            Managing Director

                                   Schedule I

     Set forth below is the name, position and present principal occupation of each of the general partners of Warburg, Pincus & Co. ("WP") and members of E.M. Warburg, Pincus & Co., LLC ("EMW LLC"). The sole general partner of Warburg, Pincus Equity Partners, L.P. ("WPEP") is WP. WPEP, WP, and EMW LLC are hereinafter collectively referred to as the "Reporting Entities". Except as otherwise indicated, the business address of each of such persons is 466 Lexington Avenue, New York, New York 10017, and each of such persons is a citizen of the United States.

                             GENERAL PARTNERS OF WP
                             ----------------------

---------------------------- ---------------------------------------------------
                                   PRESENT PRINCIPAL OCCUPATION IN ADDITION
                                      TO POSITION WITH WP, AND POSITIONS
            NAME                         WITH THE REPORTING ENTITIES
---------------------------- ---------------------------------------------------
Joel Ackerman                Partner of WP; Member and Managing Director of EMW
                             LLC
---------------------------- ---------------------------------------------------
Alan E. Baratz               Partner of WP, Member and Managing Director of EMW
                             LLC
---------------------------- ---------------------------------------------------
Harold Brown                 Partner of WP; Member and Senior Managing Director
                             of EMW LLC
---------------------------- ---------------------------------------------------
W. Bowman Cutter             Partner of WP; Member and Managing Director of EMW
                             LLC
---------------------------- ---------------------------------------------------
Cary J. Davis                Partner of WP; Member and Managing Director of EMW
                             LLC
---------------------------- ---------------------------------------------------
Stephen Distler              Partner of WP; Member, Managing Director and
                             Treasurer of EMW LLC
---------------------------- ---------------------------------------------------
Stewart K. P. Gross          Partner of WP; Member and Managing Director of EMW
                             LLC
---------------------------- ---------------------------------------------------
Patrick T. Hackett           Partner of WP; Member and Managing Director of EMW
                             LLC
---------------------------- ---------------------------------------------------
Jeffrey A. Harris            Partner of WP; Member and Managing Director of EMW
                             LLC
---------------------------- ---------------------------------------------------
William H. Janeway           Partner of WP; Member and Senior Managing Director
                             of EMW LLC
---------------------------- ---------------------------------------------------
Douglas M. Karp              Partner of WP; Member and Managing Director of EMW
                             LLC
---------------------------- ---------------------------------------------------
Charles R. Kaye              Partner of WP; Member and Managing Director of EMW
                             LLC
---------------------------- ---------------------------------------------------
Henry Kressel                Partner of WP; Member and Managing Director of EMW
                             LLC
---------------------------- ---------------------------------------------------
Joseph P. Landy              Partner of WP; Member and Managing Director of EMW
                             LLC
---------------------------- ---------------------------------------------------
Sidney Lapidus               Partner of WP; Member and Managing Director of EMW
                             LLC
---------------------------- ---------------------------------------------------
Kewsong Lee                  Partner of WP; Member and Managing Director of EMW
                             LLC
---------------------------- ---------------------------------------------------
Jonathan S. Leff             Partner of WP; Member and Managing Director of EMW
                             LLC
---------------------------- ---------------------------------------------------
Reuben S. Leibowitz          Partner of WP; Member and Managing Director of EMW
                             LLC
---------------------------- ---------------------------------------------------

---------------------------- ---------------------------------------------------
David E. Libowitz            Partner of WP; Member and Managing Director of EMW
                             LLC
---------------------------- ---------------------------------------------------
Nancy Martin                 Partner of WP; Member and Managing Director of EMW
                             LLC
---------------------------- ---------------------------------------------------
Edward J. McKinley           Partner of WP; Member and Managing Director of EMW
                             LLC
---------------------------- ---------------------------------------------------
Rodman W. Moorhead III       Partner of WP; Member and Senior Managing Director
                             of EMW LLC
---------------------------- ---------------------------------------------------
Howard H. Newman             Partner of WP; Member and Managing Director of EMW
                             LLC
---------------------------- ---------------------------------------------------
Gary D. Nusbaum              Partner of WP; Member and Managing Director of EMW
                             LLC
---------------------------- ---------------------------------------------------
Dalip Pathak                 Partner of WP; Member and Managing Director of EMW
                             LLC
---------------------------- ---------------------------------------------------
Lionel I. Pincus             Managing Partner of WP; Managing Member, Chairman
                             of the Board and Chief Executive Officer of EMW LLC
---------------------------- ---------------------------------------------------
John D. Santoleri            Partner of WP; Member and Managing Director of EMW
                             LLC
---------------------------- ---------------------------------------------------
Henry Schacht                Partner of WP; Member and Managing Director of EMW
                             LLC
---------------------------- ---------------------------------------------------
Steven G. Schneider          Partner of WP; Member and Managing Director of EMW
                             LLC
---------------------------- ---------------------------------------------------
James E. Thomas              Partner of WP; Member and Managing Director of EMW
                             LLC
---------------------------- ---------------------------------------------------
John L. Vogelstein           Partner of WP; Member and Vice Chairman of EMW LLC
---------------------------- ---------------------------------------------------
Elizabeth H. Weatherman      Partner of WP; Member and Managing Director of EMW
                             LLC
---------------------------- ---------------------------------------------------
Pincus & Co.*
---------------------------- ---------------------------------------------------
NL & Co.**
---------------------------- ---------------------------------------------------

---------------------

* New York limited partnership; primary activity is ownership interest in WP and EMW LLC.

**   New York limited partnership; primary activity is ownership interest in WP.

As of 4/00

                               MEMBERS OF EMW LLC
                               ------------------

---------------------------- ---------------------------------------------------
                                   PRESENT PRINCIPAL OCCUPATION IN ADDITION
                                     TO POSITION WITH EMW LLC, AND POSITIONS
            NAME                           WITH THE REPORTING ENTITIES
---------------------------- ---------------------------------------------------
Joel Ackerman                Member and Managing Director of EMW LLC; Partner of
                             WP
---------------------------- ---------------------------------------------------
Alan E. Baratz               Member and Managing Director of EMW LLC, Partner of
                             WP
---------------------------- ---------------------------------------------------
Frank M. Brochin (3)         Member and Managing Director of EMW LLC
---------------------------- ---------------------------------------------------
Harold Brown                 Member and Senior Managing Director of EMW LLC;
                             Partner of WP
---------------------------- ---------------------------------------------------
W. Bowman Cutter             Member and Managing Director of EMW LLC; Partner of
                             WP
---------------------------- ---------------------------------------------------
Cary J. Davis                Member and Managing Director of EMW LLC; Partner of
                             WP
---------------------------- ---------------------------------------------------
Stephen Distler              Member, Managing Director, and Treasurer of EMW
                             LLC; Partner of WP
---------------------------- ---------------------------------------------------
Tetsuya Fukagawa (5)         Member and Managing Director of EMW LLC
---------------------------- ---------------------------------------------------
Stewart K. P. Gross          Member and Managing Director of EMW LLC; Partner of
                             WP
---------------------------- ---------------------------------------------------
Alf Grunwald (4)             Member and Managing Director of EMW LLC
---------------------------- ---------------------------------------------------
Patrick T. Hackett           Member and Managing Director of EMW LLC; Partner of
                             WP
---------------------------- ---------------------------------------------------
Jeffrey A. Harris            Member and Managing Director of EMW LLC; Partner of
                             WP
---------------------------- ---------------------------------------------------
Roberto Italia (6)           Member and Managing Director of EMW LLC
---------------------------- ---------------------------------------------------
William H. Janeway           Member and Senior Managing Director of EMW LLC;
                             Partner of WP
---------------------------- ---------------------------------------------------
Douglas M. Karp              Member and Managing Director of EMW LLC; Partner of
                             WP
---------------------------- ---------------------------------------------------
Charles R. Kaye              Member and Managing Director of EMW LLC; Partner of
                             WP
---------------------------- ---------------------------------------------------
Henry Kressel                Member and Managing Director of EMW LLC; Partner of
                             WP
---------------------------- ---------------------------------------------------
Rajiv B. Lall (1)            Member and Managing Director of EMW LLC
---------------------------- ---------------------------------------------------
Joseph P. Landy              Member and Managing Director of EMW LLC; Partner of
                             WP
---------------------------- ---------------------------------------------------
Sidney Lapidus               Member and Managing Director of EMW LLC; Partner of
                             WP
---------------------------- ---------------------------------------------------
Kewsong Lee                  Member and Managing Director of EMW LLC; Partner of
                             WP
---------------------------- ---------------------------------------------------
Jonathan S. Leff             Member and Managing Director of EMW LLC; Partner of
                             WP
---------------------------- ---------------------------------------------------
Reuben S. Leibowitz          Member and Managing Director of EMW LLC; Partner of
                             WP
---------------------------- ---------------------------------------------------
David E. Libowitz            Member and Managing Director of EMW LLC; Partner of
                             WP
---------------------------- ---------------------------------------------------
Nicholas J. Lowcock (3)      Member and Managing Director of EMW LLC
---------------------------- ---------------------------------------------------
John W. MacIntosh (2)        Member and Managing Director of EMW LLC
---------------------------- ---------------------------------------------------
Nancy Martin                 Member and Managing Director of EMW LLC; Partner of
                             WP
---------------------------- ---------------------------------------------------

---------------------------- ---------------------------------------------------
Edward J. McKinley           Member and Managing Director of EMW LLC; Partner of
                             WP
---------------------------- ---------------------------------------------------
James McNaught-Davis (3)     Member and Managing Director of EMW LLC
---------------------------- ---------------------------------------------------
Rodman W. Moorhead III       Member and Managing Director of EMW LLC; Partner of
                             WP
---------------------------- ---------------------------------------------------
Howard H. Newman             Member and Managing Director of EMW LLC; Partner of
                             WP
---------------------------- ---------------------------------------------------
Gary D. Nusbaum              Member and Managing Director of EMW LLC; Partner of
                             WP
---------------------------- ---------------------------------------------------
Dalip Pathak                 Member and Managing Director of EMW LLC; Partner of
                             WP
---------------------------- ---------------------------------------------------
Lionel I. Pincus             Managing Member, Chairman of the Board and Chief
                             Executive of EMW LLC; Managing Partner of WP
---------------------------- ---------------------------------------------------
John D. Santoleri            Member and Managing Director of EMW LLC; Partner of
                             WP
---------------------------- ---------------------------------------------------
Henry Schacht                Member and Managing Director of EMW LLC; Partner of
                             WP
---------------------------- ---------------------------------------------------
Steven G. Schneider          Member and Managing Director of EMW LLC; Partner of
                             WP
---------------------------- ---------------------------------------------------
Dominic H. Shorthouse (3)    Member and Managing Director of EMW LLC
---------------------------- ---------------------------------------------------
Melchior Stahl (4)           Member and Managing Director of EMW LLC
---------------------------- ---------------------------------------------------
Chang Q. Sun (5)             Member and Managing Director of EMW LLC
---------------------------- ---------------------------------------------------
James E. Thomas              Member and Managing Director of EMW LLC; Partner of
                             WP
---------------------------- ---------------------------------------------------
John L. Vogelstein           Member and Vice Chairman of EMW LLC; Partner of WP
---------------------------- ---------------------------------------------------
Elizabeth H. Weatherman      Member and Managing Director of EMW LLC; Partner of
                             WP
---------------------------- ---------------------------------------------------
Jeremy S. Young (3)          Member and Managing Director of EMW LLC
---------------------------- ---------------------------------------------------
Pincus & Co.*
---------------------------- ---------------------------------------------------
(1) - Citizen of India
(2) - Citizen of Canada
(3) - Citizen of United Kingdom
(4) - Citizen of Germany
(5) - Citizen of China
(6) - Citizen of Italy



* New York limited partnership; primary activity is ownership interest in WP and EMW LLC

As of 4/00